Policy Specifications
Policy Number [SPECIMEN]
Indexed Account Option Specifications

Effective Date:	[JANUARY 1, 2022]
Name of Indexed Account Option:	[1-Year Point-to-Point [Fidelity AIM® Dividend] Indexed Account –with [0.00]% Floor]
Index:	[“Fidelity AIM® Dividend”]
Segment Duration:	[1 Year]
[ Guaranteed Minimum Index Credit Enhancement Factor:	[100.50]% for Segments with a Segment Maturity Date occurring in Policy Year(s) [1 and thereafter]. ]
[ Guaranteed Minimum Indexed Account Value Enhancement Rate:	[0.01]% annual effective rate ([0.000833]% monthly) for Segments with a Segment Maturity Date occurring in Policy Year(s) [1 and thereafter]. ]
Guaranteed Minimum Index Participation Rate:	[25.00]%
Guaranteed Minimum Annual Interest Rate Credited to a Maturing Segment:	[0.00]%
This Indexed Account Option contains the following Indexed Account Non-Guaranteed Elements (Indexed Account NGEs): [Index Credit Enhancement Factor,] [Indexed Account Value Enhancement Rate,] Index Participation Rate.
[ Index Credit Enhancement
An Index Credit Enhancement is used in calculating the final Index Credit applicable to a Segment.  For Segments with a Segment Maturity Date occurring in the Policy Years shown above and an Index Growth Rate for a Maturing Segment results in an effective annual rate greater than the Guaranteed Minimum Annual Interest Rate Credited to a Maturing Segment as shown above, we will apply an Index Credit Enhancement Factor of no less than the Guaranteed Minimum Index Credit Enhancement Factor shown above. A higher Index Credit Enhancement Factor may be applied. ]
[ Indexed Account Value Enhancement
Beginning in the Policy Year shown above, we will credit an Indexed Account Value Enhancement by applying an Indexed Account Value Enhancement Rate, of no less than the Guaranteed Minimum Indexed Account Value Enhancement Rate shown above, to the value of each Segment on the Segment Maturity Date. A higher Indexed Account Value Enhancement Rate may be applied. The Indexed Account Value Enhancement applied will equal (a x b) where:
a.	is the annual Indexed Account Value Enhancement Rate in effect on the Segment Date; and
b.	is the Average Monthly Segment Balance before any Index Credits are applied. ]
Index Credits
Index Credits are calculated separately for each Segment on the Segment Maturity Date.  An Index Credit is not calculated or credited to a Segment before the Segment Maturity Date.  The Index Credit on the Segment Maturity Date is equal to (a x b) where:
a.	is the Index Growth Rate; and
b.	is the Average Monthly Segment Balance.
[ The resulting Index Credit will then be multiplied by any applicable Index Credit Enhancement Factor in effect on the Segment Date. ]

Policy Specifications
Policy Number [SPECIMEN]
Indexed Account Option Specifications

Name of Indexed Account Option:	[1-Year Point-to-Point [Fidelity AIM® Dividend] Indexed Account –with [0.00%] Floor] (Continued)
Index Growth Rate
We will determine the Index Growth Rate used in determining the Index Credit subject to any guaranteed factors for the Indexed Account Option as shown above.  The Index Growth Rate is equal to {(a/b) – 1} x c; and no less than d, where:
a. is the Closing Value of the Index as of the Segment Maturity Date;
b. is the Closing Value of the Index as of the Segment Date;
c. is the Index Participation Rate in effect on the Segment Date; and
d. is the Guaranteed Minimum Annual Interest Rate Credited to a Maturing Segment.

Index Participation Rate
A factor used in calculating the Index Growth Rate and the Index Credit applicable to a Segment.  We will declare the Index Participation Rate applicable to a Segment on the Segment Date.  We guarantee that the Index Participation Rate will never be less than the Guaranteed Minimum Index Participation Rate shown above.  A higher Index Participation Rate may be applied.
Changes to Indexed Account Non-Guaranteed Elements (Indexed Account NGEs)
Subject to the guaranteed maximums and guaranteed minimums shown in this Indexed Account Option’s Policy Specifications, we may change (also known as redetermine) the Indexed Account NGEs that apply to this Indexed Account Option. We will not make any changes to these Indexed Account NGEs in order to distribute past gains or recoup past losses. We have no obligation to adjust the Indexed Account NGEs although in our discretion we may choose to do so.
If we make a change to the [Index Credit Enhancement Factor, ] [Indexed Account Value Enhancement Rate, or] Index Participation Rate, we will use Redetermination Classes to make those changes.  Such changes can be made in consideration of one or more items which may include, but are not limited to: mortality, interest rates, investment earnings, general market conditions, persistency, expenses (including reinsurance costs and taxes), policy funding, net amount at risk, loan utilization, capital requirements, and reserve requirements. Any change will apply consistently to all policies of the same Redetermination Class.
[Index Disclaimers]
[ The Fidelity AIM® Dividend Index (the “Index”) is a product of Fidelity Product Services LLC (“FPS”) and has been licensed for use by The Lincoln National Life Insurance Company and its affiliates and reinsurers (“Lincoln”). Fidelity is a registered trademark of FMR LLC. The Index is the exclusive property of FPS and is made and compiled without regard to the needs, including, but not limited to, the suitability needs of Lincoln or any Lincoln life insurance owner. Lincoln exercises sole discretion in determining whether and how the life insurance will be linked to the value of the Index. FPS does not provide investment advice to owners of the life insurance, and in no event shall any Lincoln life insurance policy owner be deemed to be a client of FPS. Neither FPS nor any third party involved in, or related to, making or compiling the Index makes any representation regarding the Index, Index information, Index or market performance, life insurance generally or the Lincoln life insurance in particular, and Lincoln life insurance is not sold, sponsored, endorsed or promoted by FPS or any other third party involved in, or related to, making or compiling the Index (including the Index calculation agent, as applicable). FPS disclaims all warranties, express or implied, including all warranties of merchantability or fitness for a particular use; does not guarantee the adequacy, accuracy, timeliness, and/or completeness of the Index or any data or communication related thereto; and assumes no liability for errors, omissions, or interruptions of the Fidelity AIM® Dividend Index.]